Exhibit 99.1

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
December 31, 2021 and September 30, 2022
(Expressed in U.S. Dollars – except for share data)

ASSETS		December 31,	September 30,
CURRENT ASSETS:	Note	2021	2022
Cash and cash equivalents		$37,173,736	$133,894,707
Restricted Cash	6	2,382,732	2,173,538
Due from related parties	3	—	10,045,668
Accounts receivable trade	11	8,224,357	11,212,549
Inventories		4,436,879	8,080,203
Prepaid expenses and other assets		2,591,150	4,231,956
Investment in equity securities		—	100,506
Deferred charges, net	11	191,234	214,576
Total current assets		55,000,088	169,953,703

NON-CURRENT ASSETS:
Vessels, net	3, 5	393,965,929	392,887,671
Advances for vessel acquisition	5	2,368,165	—
Restricted cash	6	3,830,000	8,045,000
Due from related parties	3	810,437	4,841,573
Prepaid expenses and other assets		2,075,999	1,825,999
Deferred charges, net	4	4,862,824	5,008,230
Total non-current assets		407,913,354	412,608,473
Total assets		$462,913,442	$582,562,176

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	6	16,091,723	28,866,224
Accounts payable		5,042,575	7,881,580
Due to related parties	3	4,507,569	—
Deferred revenue	11	3,927,833	2,061,607
Accrued liabilities		4,459,696	7,494,388
Total current liabilities		34,029,396	46,303,799

NON-CURRENT LIABILITIES:
Long-term debt, net	6	85,949,676	108,444,865
Total non-current liabilities		85,949,676	108,444,865

Commitments and contingencies	9

SHAREHOLDERS' EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 shares issued and outstanding as of December 31, 2021, and September 30, 2022	7	94,610	94,610
Preferred shares, $0.001 par value: 50,000,000 shares authorized:	7
Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2021, and September 30, 2022	7	12	12
Additional paid-in capital		303,658,153	303,658,153
Retained earnings		39,181,595	124,060,737
Total shareholders' equity		342,934,370	427,813,512
Total liabilities and shareholders' equity		$462,913,442	$582,562,176

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the nine months ended September 30, 2021 and 2022
(Expressed in U.S. Dollars – except for share data)

	Note	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2022
REVENUES:
Time charter revenues	11,15	$62,767,043	$130,901,996
Voyage charter revenues	11,15	7,190,688	45,927,552
Pool revenues	11,15	2,081,191	15,951,024
Total vessel revenues		72,038,922	192,780,572

EXPENSES:
Voyage expenses (including $909,598 and $2,477,021 to related party for the nine months ended September 30, 2021, and 2022, respectively)	3,12	(7,194,386)	(28,179,695)
Vessel operating expenses	12	(24,391,842)	(46,856,395)
Management fees to related parties	3	(4,590,000)	(6,894,900)
Depreciation and amortization	4,5	(8,817,431)	(18,832,617)
General and administrative expenses (including $900,000 and $1,350,000 to related party for the nine months ended September 30, 2021, and 2022, respectively)	3,13	(2,072,791)	(4,403,724)
Gain on sale of vessel	3,5	—	3,222,631
Total expenses		(47,066,450)	(101,944,700)

Operating income		24,972,472	90,835,872

OTHER INCOME/(EXPENSES):
Interest and finance costs (including $204,167 and $0 to related party for the nine months ended September 30, 2021, and 2022, respectively)	3,6,14	(1,786,703)	(5,760,381)
Interest income		69,297	680,461
Foreign exchange (losses)/gains		(6,791)	130,187
Unrealized gains from equity securities		—	39,756
Other income		—	3,528
Total other expenses, net		(1,724,197)	(4,906,449)

Net income and comprehensive income, before taxes		$23,248,275	$85,929,423
Income taxes		(188,631)	(1,050,281)
Net income and comprehensive income		$23,059,644	$84,879,142

Earnings per common share, basic	10	0.29	0.90
Earnings per common share, diluted	10	$0.28	$0.90
Weighted average number of common shares, basic	10	80,322,071	94,610,088
Weighted average number of common shares, diluted	10	82,201,129	94,610,088

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the nine months ended September 30, 2021, and 2022
(Expressed in U.S. Dollars – except for share data)

	Number of Shares Issued
	Common shares	Preferred A shares	Preferred B shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings	Total Shareholders' Equity
Balance, December 31, 2020	13,121,238	480,000	12,000	13,613	53,686,741	(1,316,735)	52,383,619
- Issuance of common stock pursuant to the registered direct offerings (Note 7)	42,405,770	—	—	42,406	156,824,134	—	156,866,540
- Issuance of common stock pursuant to warrant exercises (Note 7)	34,428,840	—	—	34,429	83,386,517	—	83,420,946
- Issuance of common stock pursuant to the ATM Program (Note 7)	4,654,240			4,654	12,403,921	—	12,408,575
- Net income and comprehensive income	—	—	—	—	—	23,059,644	23,059,644
Balance, September 30, 2021	94,610,088	480,000	12,000	95,102	306,301,313	21,742,909	328,139,324

Balance, December 31, 2021	94,610,088	—	12,000	94,622	303,658,153	39,181,595	342,934,370
- Net income and comprehensive income	—	—	—	—	—	84,879,142	84,879,142
Balance, September 30, 2022	94,610,088	—	12,000	94,622	303,658,153	124,060,737	427,813,512

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2021, and 2022 (Expressed in U.S. Dollars)

	Note	Nine months ended September 30,
		2021	2022
Cash Flows provided by Operating Activities:
Net income		$23,059,644	$84,879,142
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	4,5	8,817,431	18,832,617
Amortization of deferred finance charges	14	259,264	643,769
Amortization of fair value of acquired charter		(1,024,486)	—
Gain on sale of vessel	5	—	(3,222,631)
Unrealized gains from equity securities		—	(39,756)
Changes in operating assets and liabilities:
Accounts receivable trade, net		(3,788,637)	(2,988,192)
Inventories		(3,447,491)	(3,643,324)
Due from/to related parties		1,497,353	(18,584,373)
Prepaid expenses and other assets		(2,463,591)	(840,806)
Other deferred charges		(239,069)	(23,342)
Accounts payable		3,774,595	4,210,292
Accrued liabilities		786,065	2,662,324
Deferred revenue		3,985,585	(1,866,226)
Dry-dock costs paid		(2,695,383)	(2,749,705)
Net Cash provided by Operating Activities		28,521,280	77,269,789

Cash flow used in Investing Activities:
Vessel acquisitions and other vessel improvements	5	(308,764,151)	(23,679,690)
Advances for vessel acquisition		(3,757,694)	—
Net proceeds from sale of vessel	5	—	12,641,284
Purchase of equity securities		—	(60,750)
Net cash used in Investing Activities		(312,521,845)	(11,099,156)

Cash flows provided by Financing Activities:
Gross proceeds from issuance of common stock and warrants	7	265,307,807	—
Common stock issuance expenses		(12,381,108)	(65,797)
Proceeds from long-term debt	6	74,040,000	55,000,000
Repayment of long-term debt	6	(3,442,000)	(19,673,500)
Repayment of related party debt	3	(5,000,000)	—
Payment of deferred financing costs		(1,573,499)	(704,559)
Net cash provided by Financing Activities		316,951,200	34,556,144

Net increase in cash, cash equivalents, and restricted cash		32,950,635	100,726,777
Cash, cash equivalents and restricted cash at the beginning of the period		9,426,903	43,386,468
Cash, cash equivalents and restricted cash at the end of the period		$42,377,538	$144,113,245
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$36,286,219	$133,894,707
Restricted cash, current		2,391,319	2,173,538
Restricted cash, non-current		3,700,000	8,045,000
Cash, cash equivalents, and restricted cash		$42,377,538	$144,113,245
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest		1,423,429	4,003,400
Unpaid capital raising costs (included in Accounts payable and Accrued liabilities)		230,639	—
Unpaid vessel acquisition and other vessel improvement costs (included in Accounts payable and Accrued liabilities)		1,622,532	727,918
Unpaid advances for vessel acquisitions (included in Accounts payable and Accrued liabilities)		14,456	—
Unpaid deferred dry-dock costs (included in Accounts payable and Accrued liabilities)		1,391,469	671,356
Unpaid deferred financing costs		28,238	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying consolidated financial statements include the accounts of Castor and its wholly owned subsidiaries (collectively, the “Company”). The Company is engaged in the worldwide transportation of ocean-going cargoes through its vessel-owning subsidiaries. On December 21, 2018, Castor’s common shares began trading on the EURONEXT NOTC, under the symbol “CASTOR” and, on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”. As of September 30, 2022, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of its ownership of 100% of the Series B preferred shares of Castor and, as a result, Thalassa controlled the outcome of matters on which shareholders are entitled to vote. Thalassa is controlled by Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, with effect from July 1, 2022, manages the Company’s business overall. Prior to this date, Castor Ships provided only commercial ship management and administrative services to the Company (see also Note 3).

Pavimar S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Pavimar”), a related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, provided technical, crew and operational management services to the Company in the first half of 2022. With effect from July 1, 2022, Pavimar co-manages with Castor Ships the technical management of the Company’s dry bulk vessel owning subsidiaries only (see also Note 3).

As of September 30, 2022, the Company owned a diversified fleet of 28 vessels, with a combined carrying capacity of 2.4 million dwt, consisting of one Capesize, seven Kamsarmax and 12 Panamax dry bulk vessels, as well as one Aframax, five Aframax/LR2 and two Handysize tankers. Details of the Company’s wholly owned subsidiaries as of September 30, 2022, are listed below.

(a)	Consolidated vessel owning subsidiaries:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Spetses Shipping Co. (“Spetses”)	Marshall Islands	M/V Magic P	76,453	2004	February 2017
2	Bistro Maritime Co. (“Bistro”)	Marshall Islands	M/V Magic Sun	75,311	2001	September 2019
3	Pikachu Shipping Co. (“Pikachu”)	Marshall Islands	M/V Magic Moon	76,602	2005	October 2019
4	Bagheera Shipping Co. (“Bagheera”)	Marshall Islands	M/V Magic Rainbow	73,593	2007	August 2020
5	Pocahontas Shipping Co. (“Pocahontas”)	Marshall Islands	M/V Magic Horizon	76,619	2010	October 2020
6	Jumaru Shipping Co. (“Jumaru”)	Marshall Islands	M/V Magic Nova	78,833	2010	October 2020
7	Super Mario Shipping Co. (“Super Mario”)	Marshall Islands	M/V Magic Venus	83,416	2010	March 2021
8	Pumba Shipping Co. (“Pumba”)	Marshall Islands	M/V Magic Orion	180,200	2006	March 2021
9	Kabamaru Shipping Co. (“Kabamaru”)	Marshall Islands	M/V Magic Argo	82,338	2009	March 2021
10	Luffy Shipping Co. (“Luffy”)	Marshall Islands	M/V Magic Twilight	80,283	2010	April 2021
11	Liono Shipping Co. (“Liono”)	Marshall Islands	M/V Magic Thunder	83,375	2011	April 2021
12	Stewie Shipping Co. (“Stewie”)	Marshall Islands	M/V Magic Vela	75,003	2011	May 2021
13	Snoopy Shipping Co. (“Snoopy”)	Marshall Islands	M/V Magic Nebula	80,281	2010	May 2021
14	Mulan Shipping Co. (“Mulan”)	Marshall Islands	M/V Magic Starlight	81,048	2015	May 2021
15	Cinderella Shipping Co. (“Cinderella”)	Marshall Islands	M/V Magic Eclipse	74,940	2011	June 2021
16	Rocket Shipping Co. (“Rocket”)	Marshall Islands	M/T Wonder Polaris	115,351	2005	March 2021
17	Gamora Shipping Co. (“Gamora”)	Marshall Islands	M/T Wonder Sirius	115,341	2005	March 2021
18	Starlord Shipping Co. (“Starlord”)	Marshall Islands	M/T Wonder Vega	106,062	2005	May 2021
19	Hawkeye Shipping Co. (“Hawkeye”)	Marshall Islands	M/T Wonder Avior	106,162	2004	May 2021
20	Vision Shipping Co. (“Vision”)	Marshall Islands	M/T Wonder Mimosa	36,718	2006	May 2021
21	Colossus Shipping Co. (“Colossus”)	Marshall Islands	M/T Wonder Musica	106,290	2004	June 2021
22	Xavier Shipping Co. (“Xavier”)	Marshall Islands	M/T Wonder Formosa	36,660	2006	June 2021
23	Songoku Shipping Co. (“Songoku”)	Marshall Islands	M/V Magic Pluto	74,940	2013	August 2021
24	Asterix Shipping Co. (“Asterix”)	Marshall Islands	M/V Magic Perseus	82,158	2013	August 2021
25	Johnny Bravo Shipping Co. (“Johnny Bravo”)	Marshall Islands	M/V Magic Mars	76,822	2014	September 2021
26	Garfield Shipping Co. (“Garfield”)	Marshall Islands	M/V Magic Phoenix	76,636	2008	October 2021
27	Drax Shipping Co. (“Drax”)	Marshall Islands	M/T Wonder Bellatrix	115,341	2006	December 2021
28	Mickey Shipping Co. (“Mickey”)	Marshall Islands	M/V Magic Callisto	74,930	2012	January 2022

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

(b)	Consolidated subsidiaries formed to acquire vessels:

Company
1	Tom Shipping Co. (“Tom S”)
2	Jerry Shipping Co. (“Jerry S”)
3	Tom Maritime Ltd. (“Tom M”)
4	Jerry Maritime Ltd. (“Jerry M”)
5	Toro Corp. (“Toro”) (1)

(c)	Consolidated non-vessel owning subsidiaries:

1	Castor Maritime SCR Corp. (“Castor SCR”) (2)
2	Elektra Shipping Co. (“Elektra”) (3)

(1)           Incorporated under the laws of the Marshall Islands on July 29, 2022. On November 15, 2022, the Company’s independent disinterested directors approved (i) the contribution of the subsidiaries constituting the Company’s Aframax/LR2 and Handysize tanker segments and Elektra to the Company’s wholly owned subsidiary, Toro, in exchange for various issuances of stock by Toro and (ii) the distribution of all issued and outstanding common shares of Toro to holders of common shares of Castor. The Company will retain 60,000 1.00% Series A Fixed Rate Cumulative Perpetual Preferred Shares of Toro, having a stated amount of $1,000 and a par value of $0.001 per share.

(2)         Incorporated under the laws of the Marshall Islands, this entity serves as the Company’s vessel owning subsidiaries’ cash manager with effect from November 1, 2021.

(3)         Elektra Shipping Co. no longer owns any vessel following the sale of the M/T Wonder Arcturus on May 9, 2022 and delivery of such vessel to an unaffiliated third-party on July 15, 2022 (see also Note 5(a)).

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022 (the “2021 Annual Report”).

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2022, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report. Apart from the below, there have been no material changes to these policies in the nine-month period ended September 30, 2022.

New significant accounting policies adopted during the nine months ended September 30, 2022

Vessels held for sale: The Company classifies a vessel as being held for sale when all of the following criteria, enumerated under ASC 360 “Property, Plant, and Equipment”, are met: (i) management has committed to a plan to sell the vessel; (ii) the vessel is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; (iv) the sale of the vessel is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under ‘Impairment loss’ in the consolidated statement of comprehensive income. A vessel ceases being depreciated once it meets the held for sale classification criteria.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Investment in equity securities: The Company measures equity securities with readily determinable fair values (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies, but excluding equity investments that are accounted for under the equity method of accounting or result in consolidation of an investee) at fair value with changes in the fair value recognized through net income, in accordance with ASC 321 “Investments–Equity Securities” and the provisions enumerated under ASC 825 “Financial Instruments”. Any dividends subsequently distributed by the investee to the Company are recognized as income when received.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim consolidated condensed financial statements in the current period.

3.	Transactions with Related Parties:

During the nine-month periods ended September 30, 2021, and 2022, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Nine months ended September 30,	Nine months ended September 30,
	2021	2022
Management fees-related parties
Management fees – Pavimar (b)	$3,240,000	$4,253,400
Management fees – Castor Ships (a)	1,350,000	2,641,500

Included in Voyage expenses
Charter hire commissions – Castor Ships (a)	$909,598	$2,477,021

Included in Interest and finance costs
Interest expenses (c) – Thalassa	$204,167	$—

Included in General and administrative expenses
Administration fees – Castor Ships (a)	$900,000	$1,350,000

Included in Gain on sale of vessel
Sale & purchase commission – Castor Ships (a)	—	131,500

As of December 31, 2021, and September 30, 2022, balances with related parties consisted of the following:

	December 31, 2021	September 30, 2022
Assets:
Due from Pavimar (b) – current	—	6,443,111
Due from Pavimar (b) – non-current	810,437	—
Due from Castor Ships (a) – current	—	3,602,557
Due from Castor Ships (a) – non-current	—	4,841,573
Liabilities:
Due to Pavimar (b) – current	3,909,885	—
Voyage commissions, management fees and other expenses due to Castor Ships (a)	597,684	—

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties (continued):

(a) Castor Ships: During the six-month period ended June 30, 2022, pursuant to the terms and conditions stipulated in management agreements formerly in effect with Castor Ships (the “Castor Ships Management Agreements”), as discussed under Note 3 of the financial statements contained in the 2021 Annual Report, Castor Ships managed the Company’s business and provided commercial ship management, chartering and administrative services to the Company and its vessel owning subsidiaries. For the period from September 1, 2020 (being the Castor Ships Management Agreements effective date), and up to June 30, 2022, the Company and its subsidiaries, in exchange for the Castor Ships’ services, paid Castor Ships: (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of the Company’s business, (ii) a daily fee of $250 per vessel for the provision of the services under the Commercial Ship Management Agreements, (iii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iv) a commission of 1% on each vessel sale and purchase transaction.

Effective July 1, 2022, the Company and each of the Company’s vessel owning subsidiaries entered, by mutual consent, into an amended and restated master management agreement with Castor Ships (the “Amended and Restated Master Management Agreement”), appointing Castor Ships as commercial and technical manager for the Company’s vessels. The Amended and Restated Master Management Agreement along with new ship management agreements signed between each vessel owning subsidiary and Castor Ships (together, the “Amended Castor Ship Management Agreements”) superseded in their entirety the Castor Ships Management Agreements. The Amended and Restated Master Management Agreement results in Castor Ships managing the Company’s business overall and providing the Company’s vessel owning subsidiaries with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing general corporate and administrative services, among other matters, which it may choose to subcontract to other parties at its discretion. Castor Ships shall generally not be liable to the Company for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which the Company’s recovery will be limited to two times the Flat Management Fee, as defined below).

In exchange for the services provided by Castor Ships, the Company and its vessel owning subsidiaries, pay Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of their business (the “Flat Management Fee”), (ii) a commission of 1.25% on all gross income received from the operation of their vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of the Company’s vessel owning subsidiaries pay Castor Ships a daily management fee of $925 per dry bulk vessel and a daily management fee of $975 per tanker vessel (the “Ship Management Fees”) for the provision of the ship management services provided in the ship management agreements. Pavimar is paid directly by the dry bulk vessel owning subsidiaries its previously agreed proportionate daily management fee of $600 per vessel and Castor Ships is paid the residual amount of $325 of the agreed daily ship management fee. The Ship Management Fees and Flat Management Fee will be adjusted annually for inflation on each anniversary of the Amended and Restated Master Management Agreement’s effective date. The Company will also reimburse Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance or structural changes to the Company’s vessels.

The Amended and Restated Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Amended and Restated Master Management Agreement is terminated by the Company or is terminated by Castor Ships due to a material breach of the master management agreement by the Company or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of the Company’s assets or changes in key personnel such as the Company’s current directors or Chief Executive Officer), Castor Ships shall be entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under each ship management agreement.

As of September 30, 2022, in accordance with the provisions of the Amended Castor Ship Management Agreements, Castor Ships had subcontracted to two third-party ship management companies the technical management of all the Company’s tanker vessels and was co-managing with Pavimar the Company’s all dry bulk vessels. Castor Ships pays, at its own expense, the tanker third-party technical management companies a fee for the services it has subcontracted to them, without any additional cost to the Company.

During the nine months ended September 30, 2021, and 2022, the Company incurred sale and purchase commission amounting to $3,037,400 for the nine months ended September 30, 2021, included in ‘Vessels, net’ in the accompanying unaudited interim consolidated balance sheets and, $367,000 for the nine months ended September 30, 2022, of which $235,500 are included in ‘Vessels, net’ in the accompanying unaudited interim consolidated balance sheet.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties (continued):

The Amended Castor Ship Management Agreements also provide for an advance funding equal to one month of vessel daily operating costs to be placed with Castor Ships as working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of September 30, 2022, such advances amounted to $4,841,573 and are presented in ‘Due from related parties, non-current’, in the accompanying unaudited interim consolidated balance sheet. In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of September 30, 2022, paid Castor Ships working capital guarantee deposits aggregating the amount of $1,210,437, which are presented in ‘Due from related parties, current’ in the accompanying unaudited interim consolidated balance sheet. As of September 30, 2022, a net amount of $2,544,697 was due from Castor Ships in relation to operating expenses payments made by it on behalf of the Company. Further, as of September 30, 2022, an amount of $457,925 was due from Castor Ships in relation to management fees advances granted to it, whereas, as of December 31, 2021 and September 30, 2022, amounts of $597,684 and $610,502 were due to Castor Ships in connection with the services covered by the Castor Ships Management Agreements and the Amended Castor Ships Management Agreements, respectively. As a result, as of December 31, 2021 and September 30, 2022, net amounts of $597,684 and $3,602,557, respectively, were due to and due from Castor Ships which are presented in ‘Due to related parties, current’ and ‘Due from related parties, current’, respectively, in the accompanying unaudited interim consolidated balance sheets.

(b) Pavimar: Until June 30, 2022, Pavimar, provided, on an exclusive basis, all of the Company’s vessel owning subsidiaries with a wide range of shipping services, including crew management, technical management, operational management, insurance management, provisioning, bunkering, vessel accounting and audit support services, which it could choose to subcontract to other parties at its discretion, in exchange for a daily management fee of $600 per vessel. Effective July 1, 2022, the technical management agreements entered into between Pavimar and the Company’s tanker vessel owning subsidiaries were terminated by mutual consent. In connection with such termination, Pavimar and the tanker vessel owning subsidiaries agreed to mutually discharge and release each other from any past and future liabilities arising from the respective agreements. Further, with effect from July 1, 2022, pursuant to the terms of the Amended and Restated Master Management Agreement, Pavimar, continues to provide, as co-manager with Castor Ships, the dry-bulk vessel owning subsidiaries with the same range of technical management services it provided prior to the Company’s entry into the Amended and Restated Management Agreement.

Pavimar had subcontracted the technical management of 12 (comprising of three dry bulk and nine tanker) and three dry bulk of the Company’s vessels to third-party ship-management companies as of December 31, 2021 and September 30, 2022, respectively. These third-party management companies provide technical management services to the respective vessels for a fixed annual fee which is paid by Pavimar at its own expense. In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of December 31, 2021, paid Pavimar working capital guarantee deposits aggregating the amount of $1,568,689, of which $758,252 are netted within ‘Due to related party, current’ and $810,437 are presented in ‘Due from related parties, non-current’ in the accompanying unaudited interim consolidated balance sheet. As of September 30, 2022, the Company had paid Pavimar working capital guarantee deposits aggregating the amount of $258,252, which are presented in ‘Due from related parties, current’ in the accompanying unaudited interim consolidated balance sheet. In addition, Pavimar and its subcontractor third-party managers make payments for operating expenses with funds paid from the Company to Pavimar. As of December 31, 2021, and September 30, 2022, net amounts of $4,668,137 and $5,983,909 were due to and due from Pavimar, respectively, in relation to payments made by Pavimar or advance payments to Pavimar on behalf of the Company. Further, as September 30, 2022, an amount of $372,000 was due from Pavimar in relation to management fees advances granted to it and $171,050 was due to Pavimar in connection with additional services covered by the technical management agreements. As a result, as of December 31, 2021 and September 30, 2022, net amounts of $3,909,885 and $6,443,111, respectively, were due to and due from Pavimar, which are presented in ‘Due to related parties, current’ and ‘Due from related parties, current’, respectively, in the accompanying unaudited interim consolidated balance sheets.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties (continued):

(c) Thalassa-$5.0 Million Term Loan Facility: On August 30, 2019, the Company entered into a $5.0 million unsecured term loan with Thalassa, the proceeds of which were used to partly finance the acquisition of the M/V Magic Sun. The Company drew down the entire loan amount on September 3, 2019. The facility bore a fixed interest rate of 6.00% per annum and initially had a bullet repayment on March 3, 2021, which, pursuant to a supplemental agreement dated March 2, 2021, was granted a six-month extension. At its extended maturity, on September 3, 2021, the Company repaid $5.0 million of principal and $609,167 of accrued interest due and owing from it to Thalassa and, as a result, the Company, with effect from that date, was discharged from all its liabilities and obligations under this facility. During the nine months ended September 30, 2021, the Company incurred interest costs in connection with the above facility amounting to $204,167, which are included in Interest and finance costs in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

(d) Vessel Acquisition: On January 4, 2022, the Company’s wholly owned subsidiary, Mickey, pursuant to a purchase agreement entered into on December 17, 2021, took delivery of the M/V Magic Callisto, a Japanese-built Panamax dry bulk carrier acquired from a third-party in which a family member of Petros Panagiotidis had a minority interest. The vessel was purchased for $23.55 million. The terms of the transaction were negotiated and approved by a special committee of disinterested and independent directors of the Company. The M/V Magic Callisto acquisition was financed with cash on hand.

4.	Deferred charges, net:

The movement in deferred dry-docking costs, net in the accompanying unaudited interim consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2021	$4,862,824
Additions	2,658,541
Less: Insurance claim recognized	(624,269)
Amortization and write-offs	(1,888,866)
Balance September 30, 2022	$5,008,230

During the nine months ended September 30, 2022, the M/T Wonder Musica, M/V Magic Horizon and the M/V Magic Moon concluded scheduled drydocking repairs.

5.	Vessels, net/Advances for vessel acquisition:

(a) Vessels, net:

The amounts in the accompanying unaudited interim consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2021	410,054,143	(16,088,214)	393,965,929
— Acquisitions, improvements, and other vessel costs	22,915,981	—	22,915,981
— Transfers from Advances for vessel acquisition (b)	2,368,165	—	2,368,165
— Vessel disposal	(10,018,583)	599,930	(9,418,653)
— Period depreciation	—	(16,943,751)	(16,943,751)
Balance September 30, 2022	425,319,706	(32,432,035)	392,887,671

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

5.	Vessels, net/ Advances for vessel acquisition:

Vessel Acquisition/Disposal and other Capital Expenditures:

On January 4, 2022, the Company took delivery of one dry bulk carrier, the M/V Magic Callisto, which it acquired for a cash consideration of $23.55 million (see Note 3(d)).

In addition, due to a favorable offer, on May 9, 2022, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Arcturus for a gross sale price of $13.15 million. The vessel was delivered to its new owners on July 15, 2022. In connection with this sale, the Company recognized during the third quarter of 2022 a net gain of $3.2 million which is separately presented in ‘Gain on sale of vessel’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

During the nine-month period ended September 30, 2022, the Company incurred aggregate capitalized vessel improvement costs amounting to $1.6 million, related to (i) the completed ballast water treatment system (“BWTS”) installation on the M/V Magic Moon, (ii) the in-progress BWTS installation on the M/V Magic Rainbow, and (iii) BWTS installation on the M/T Wonder Formosa expected to take place in the first quarter of 2023.

As of September 30, 2022, 18 of the 28 vessels in the Company’s fleet having an aggregate carrying value of $256.3 million were first priority mortgaged as collateral to their loan facilities (see Note 6).

(b)	Advances for vessel acquisition:

The amounts in the accompanying unaudited interim consolidated balance sheets are analyzed as follows:

Vessel Cost
Balance December 31, 2021	$2,368,165
—Transfer to Vessels, net (a)	(2,368,165)
Balance September 30, 2022	$—

During the nine months ended September 30, 2022, the Company took delivery of the vessel discussed under (a) above and, as a result, advances paid within 2021 for this vessel were transferred from ‘Advances for vessel acquisitions’ to ‘Vessels, net’.

6.	Long-Term Debt:

The amount of long-term debt shown in the accompanying unaudited interim consolidated balance sheet of September 30, 2022, is analyzed as follows:
		Year/Period Ended
Loan facilities	Borrowers	December 31, 2021	September 30, 2022
$11.0 Million Term Loan Facility (a)	Spetses- Pikachu	$7,800,000	$6,600,000
$4.5 Million Term Loan Facility (b)	Bistro	3,450,000	3,000,000
$15.29 Million Term Loan Facility (c)	Pocahontas- Jumaru	13,877,000	12,464,000
$18.0 Million Term Loan Facility (d)	Rocket- Gamora	16,300,000	13,925,000
$40.75 Million Term Loan Facility (e)	Liono-Snoopy-Cinderella-Luffy	39,596,000	36,134,000
$23.15 Million Term Loan Facility (f)	Bagheera-Garfield	22,738,500	19,035,000
$55.00 Million Term Loan Facility (g)	Mulan- Johnny Bravo-Songoku-Asterix-Stewie	—	47,930,000
Total long-term debt		$103,761,500	$139,088,000
Less: Deferred financing costs		(1,720,101)	(1,776,911)
Total long-term debt, net of deferred finance costs		$102,041,399	137,311,089

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

6.	Long-Term Debt (continued):

Presented:
Current portion of long-term debt	$16,688,000	$29,566,800
Less: Current portion of deferred finance costs	(596,277)	(700,576)
Current portion of long-term debt, net of deferred finance costs	$16,091,723	$28,866,224

Non-Current portion of long-term debt	87,073,500	109,521,200
Less: Non-Current portion of deferred finance costs	(1,123,824)	(1,076,335)
Non-Current portion of long-term debt, net of deferred finance costs	$85,949,676	$108,444,865

a.	$11.0 Million Term Loan Facility:

Details of the Company’s $11.0 million senior secured credit facility with Alpha Bank S.A (the “$11.0 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

b.	$4.5 Million Term Loan Facility:

Details of the Company’s $4.5 million senior secured credit facility with Chailease International Financial Services Co. Ltd. (the “$4.5 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

c.	$15.29 Million Term Loan Facility

Details of the Company’s $15.29 million senior secured credit facility with Hamburg Commercial Bank AG, (the “$15.29 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

d.	$18.0 Million Term Loan Facility

Details of the Company’s $18.0 million senior secured credit facility with Alpha Bank S.A., (the “$18.0 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

e.	$40.75 Million Term Loan Facility

Details of the Company’s $40.75 million senior secured credit facility with Hamburg Commercial Bank AG, (the “$40.75 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

f.	$23.15 Million Term Loan Facility

Details of the Company’s $23.15 million senior secured credit facility with Chailease International Financial Services (Singapore) Pte. Ltd., (the “$23.15 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

6.	Long-Term Debt (continued):

g.	$55.0 Million Term Loan Facility

On January 12, 2022, the Company entered into a $55.0 million senior secured term loan facility with Deutsche Bank AG (the “$55 Million Term Loan Facility”), through and secured by five of the Company’s dry bulk vessel owning subsidiaries, those owning the M/V Magic Starlight, M/V Magic Mars, M/V Magic Pluto, M/V Magic Perseus and the M/V Magic Vela, and guaranteed by the Company. The loan was drawn down in full in five tranches on January 13, 2022. This facility has a tenor of five years from the drawdown date, bears interest at a 3.15% margin over adjusted SOFR per annum and is repayable in (a) twenty (20) quarterly instalments (1 to 6 in the amount of $3,535,000, 7 to 12 in the amount of $1,750,000 and 13 to 20 in the amount of $1,340,000) and (b) a balloon installment in the amount of $12.57 million, such balloon instalment payable at maturity together with the last repayment instalment. This facility contains a standard security package including a first preferred cross-collateralized mortgage on the vessels owned by the borrowers, pledge of bank accounts, charter assignments, shares pledge, a general assignment over the vessel’s earnings, insurances, and any requisition compensation in relation to the vessel owned by the borrower, and managers’ undertakings and is guaranteed by the Company. Pursuant to the terms of this facility, the borrowers are subject to (i) a specified minimum security cover requirement, which is the maximum ratio of the aggregate principal amounts due under the facility to the aggregate market value of the mortgaged vessels plus the value of the dry-dock reserve accounts referred to below and any additional security, and (ii) to certain minimum liquidity restrictions requiring the Company to maintain certain blocked and free liquidity cash balances with the lender, to maintain and gradually fund certain dry-dock reserve accounts in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain customary, for this type of facilities, negative covenants. Moreover, the facility contains certain financial covenants requiring the Company as guarantor to maintain (i) a ratio of net debt to assets adjusted for the market value of the Company’s fleet of vessels, to net interest expense ratio above a certain level, (ii) an amount of unencumbered cash above a certain level and, (iii) the Company’s trailing 12 months EBITDA to net interest expense ratio not to fall below a certain level.

As of December 31, 2021, and September 30, 2022, the Company was in compliance with all financial covenants prescribed in its debt agreements. Restricted cash as of September 30, 2022, current and non-current, includes (i) $7.3 million of minimum liquidity deposits required pursuant to the $11.0 Million Term Loan Facility, the $18.0 Million Term Loan Facility, the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.0 Million Term Loan Facility discussed above, (ii) $1.3 million in the dry-dock reserve accounts required under the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.00 Million Term Loan Facility discussed above, and (iii) $1.6 million of retention deposits.

Restricted cash as of December 31, 2021, current and non-current, includes (i) $4.6 million of minimum liquidity deposits required pursuant to the $11.0 Million Term Loan Facility, the $18.0 Million Term Loan Facility, the $15.29 Million Term Loan Facility and the $40.75 Million Term Loan Facility discussed above, (ii) $0.2 million in the dry-dock reserve accounts required under the $15.29 Million Term Loan Facility and the $40.75 Million Term Loan Facility discussed above, and (iii) $1.4 million of retention deposits.

The annual principal payments for the Company’s outstanding debt arrangements as of September 30, 2022, required to be made after the balance sheet date, are as follows:

Twelve-month period ending September 30,	Amount
2023	$29,566,800
2024	20,604,400
2025	35,421,400
2026	29,850,400
2027	23,645,000
Total long-term debt	$139,088,000

The weighted average interest rate on the Company’s long-term debt for the nine months ended September 30, 2021, and 2022 was 3.8% and 4.5% respectively. Total interest (including interest from related party, as applicable in each period) incurred on long-term debt for the nine months ended September 30, 2021, and 2022, amounted to $1.4 million and $5.0 million respectively, and is included in Interest and finance costs (Note 14) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7.	Equity Capital Structure:

Under the Company's Articles of Incorporation, as amended, the Company's authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares. For a further description of the terms and rights of the Company’s capital stock and details of its equity transactions prior to January 1, 2022, please refer to Note 8 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

June 2021 at-the-market common stock offering program, as amended on March 31, 2022 (the “ATM Program”)

On June 14, 2021 (the “ATM Program Effective Date”), the Company entered into an equity distribution agreement which was amended and restated on March 31, 2022 (the “Equity Distribution Agreement’). Under the Equity Distribution Agreement, which expired on June 14, 2022, the Company could, from time to time, offer and sell its common shares through an at-the-market offering (the “ATM Program”), having an aggregate offering price of up to $150.0 million. No warrants, derivatives, or other share classes were associated with this transaction. No sales have been effected under the ATM Program during the nine months ended September 30, 2022, whereas, during the nine months ended September 30, 2021, the Company issued and sold 4,654,240 shares, thereby raising gross and net proceeds (after deducting sales commissions and other fees and expenses) of $12.9 and $12.4 million, respectively.

Reverse Stock Split

On May 28, 2021, the Company effected a one-for-ten reverse stock split of its common stock without any change in the number of authorized common shares. All share and per share amounts, as well as warrant shares eligible for purchase under the Company’s effective warrant schemes in the accompanying unaudited interim condensed consolidated financial statements have been retroactively adjusted to reflect the reverse stock split.

8.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable, investment in equity securities and amounts due from related party/(ies). The principal financial liabilities of the Company consist of trade accounts payable, amounts due to related party/(ies) and long-term debt.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

◾
Cash and cash equivalents, restricted cash, accounts receivable trade, net, amounts due from/to related party/(ies) and accounts payable: The carrying values reported in the accompanying unaudited interim consolidated balance sheets for those financial instruments are   reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents and restricted cash, current are considered Level 1 items as they represent liquid assets with short term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current due to the variable interest nature thereof and is considered Level 1 item of the fair value hierarchy. The carrying value of these instruments is reflected in the accompanying unaudited interim consolidated balance sheets.

◾
Investment in equity securities: The carrying value reported in the accompanying unaudited interim consolidated balance sheet for this financial instrument is a reasonable estimate of its fair value and is considered Level 1 item of the fair value hierarchy as it is determined though quoted prices in an active market.

◾
Long-term debt: The secured credit facilities discussed in Note 6, have a recorded value which is a reasonable estimate of their fair value due to their variable interest rate and are thus considered Level 2 items in accordance with the fair value hierarchy as LIBOR and SOFR rates are observable at commonly quoted intervals for the full terms of the loans.

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, due from related parties and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable and related parties by performing ongoing credit evaluations of their financial condition.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

9.	Commitments and contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(a)	Commitments under contracts for ballast water treatment system (“BWTS”) installation

The Company had originally entered into contracts to purchase and install BWTS on ten of its vessels. Following the sale of the M/T Wonder Arcturus (Note 5), its BWTS installation has been cancelled. As of September 30, 2022, the Company had completed and put into use the BWTS installation on three of the remaining nine vessels, whereas it was also in the process of installing one BWTS on another of these vessels which was completed in October 2022. Of the Company’s remaining contracted BWTS installations as of September 30, 2022, two installations are expected to be concluded during the remaining of 2022, one installation in the first quarter of 2023, and two installations during 2024. As of September 30, 2022, it was estimated that the remaining contractual obligations related to these purchases, excluding installation costs, were on aggregate approximately €1.7 million (or $1.7 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$0.9731 as of September 30, 2022), of which €0.5 million (or $0.5 million) are due in 2022 and €1.2 million (or $1.2 million) are due in 2024. These costs will be capitalized and depreciated over the remainder of the life of each vessel.

(b)	Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on vessels’ commitments to non-cancelable fixed rate time charter contracts as of September 30, 2022. The calculation does not include any assumed off-hire days.

Twelve-month period ending September 30,	Amount
2023	$18,832,286
Total	$18,832,286

10.	Earnings Per Share:

The Company calculates earnings per share by dividing net income available to common shareholders in each period by the weighted-average number of common shares outstanding during that period. Diluted earnings per share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the nine months ended September 30, 2021, the denominator of diluted earnings per common share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding with respect to warrants that were outstanding during that period. For the nine months ended September 30, 2022, the effect of the (i) 62,344 Class A Warrants, (ii) 67,864 Private Placement Warrants and (iii)19,230,770 April 7 Warrants outstanding during that period and as of that date, would be antidilutive, and accordingly they were excluded from the computation of diluted earnings per share. For more information on the terms and conditions of these securities, please refer to Note 8 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

10.	Earnings Per Share (continued):

As a result of the foregoing, for the nine months ended September 30, 2022, ‘Basic earnings per share’ equaled ‘Diluted earnings per share’. The components of the calculation of basic and diluted earnings per common share in each of the periods comprising the accompanying unaudited interim condensed consolidated statements of comprehensive income are as follows:

	Nine months ended September 30, 2021	Nine months ended September 30, 2022
Net income and comprehensive income	$23,059,644	$84,879,142

Weighted average number of common shares outstanding, basic	80,322,071	94,610,088
Earnings per common share, basic	0.29	0.90

Plus: Dilutive effect of warrants	1,879,058	—
Weighted average number of common shares outstanding, diluted	82,201,129	94,610,088
Earnings per common share, diluted	$0.28	$0.90

11.	Vessel Revenues:

The following table includes the voyage revenues earned by the Company by type of contract (time charters, voyage charters and pool agreements):

	Nine months ended September 30,	Nine months ended September 30,
	2021	2022
Time charter revenues	62,767,043	130,901,996
Voyage charter revenues	7,190,688	45,927,552
Pool revenues	2,081,191	15,951,024
Total Vessel revenues	$72,038,922	$192,780,572

The Company generates its revenues from time charters, voyage contracts and pool arrangements.

The Company typically enters into time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner protective restrictions discussed below. Time charter agreements may have extension options ranging from months, to sometimes, years. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carries only lawful and non-hazardous cargo.

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of transporting cargo from a loading port to a discharge port. Depending on charterparty terms, freight can be fully prepaid, or be paid upon reaching the discharging destination upon delivery of the cargo, at the discharging destination but before discharging, or during a vessel’s voyage.

The Company employs certain of its vessels in pools. The main objective of pools is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement.

As of September 30, 2022, trade accounts receivable, net increased by $2,988,192 and deferred revenue decreased by $1,866,226, as compared to December 31, 2021. These changes were mainly attributable to the timing of collections and the timing of commencement of revenue recognition.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

11.	Vessel Revenues (continued):

As of December 31, 2021, and September 30, 2022, deferred assets related to revenue contracts amounted to $191,234 and $214,576, respectively, and are presented under ‘Deferred charges, net’ (Current) in the accompanying unaudited interim consolidated balance sheets. This change was mainly attributable to the timing of commencement of revenue recognition.

The balance of deferred contract fulfilment costs as of September 30, 2022, is expected to be recognized in earnings within the fourth quarter of 2022, as the performance obligations under the respective contracts will be satisfied in that period.

12.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Nine months ended September 30,	Nine months ended September 30,
Voyage expenses	2021	2022
Brokerage commissions	926,353	2,921,890
Brokerage commissions- related party	909,598	2,477,021
Port & other expenses	2,574,104	5,580,634
Bunkers consumption	4,307,676	20,590,389
Gain on bunkers	(1,523,345)	(3,390,239)
Total Voyage expenses	$7,194,386	$28,179,695

	Nine months ended September 30,	Nine months ended September 30,
Vessel Operating Expenses	2021	2022
Crew & crew related costs	13,437,256	25,309,619
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	5,940,315	12,451,892
Lubricants	1,589,749	2,540,497
Insurances	1,896,529	3,548,550
Tonnage taxes	385,203	835,329
Other	1,142,790	2,170,508
Total Vessel operating expenses	$24,391,842	$46,856,395

13.	General and Administrative Expenses:

General and administrative expenses are analyzed as follows:

	Nine months ended September 30,	Nine months ended September 30,
	2021	2022
Audit fees	$206,539	$347,513
Non-executive directors’ compensation	36,000	54,000
Other professional fees	930,252	2,652,211
Administration fees-related party (Note 3(a))	900,000	1,350,000
Total	$2,072,791	$4,403,724

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

14.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Nine months ended September 30,	Nine months ended September 30,
	2021	2022
Interest on long-term debt	$1,219,981	$4,961,321
Interest on long-term debt – related party (Note 3 (c))	204,167	—
Amortization of deferred finance charges	259,264	643,769
Other finance charges	103,291	155,291
Total	$1,786,703	$5,760,381

15.	Segment Information:

The table below presents information about the Company’s reportable segments as of and for the nine months ended September 30, 2021, and 2022. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim consolidated financial statements. Segment results are evaluated based on income from operations.

		Nine months ended September 30,			Nine months ended September 30,
		2021			2022
	Dry bulk segment	Aframax/L R2 tanker segment	Handysize tanker segment	Total	Dry bulk segment	Aframax/L R2 tanker segment	Handysize tanker segment	Total
- Time charter revenues	$56,823,968	$5,943,075	$—	$62,767,043	$118,920,092	$11,981,904	$—	$130,901,996
- Voyage charter revenues	—	7,190,688	—	7,190,688	—	45,927,552	—	45,927,552
- Pool revenues	—	1,054,062	1,027,129	2,081,191	—	6,878,431	9,072,593	15,951,024
Total vessel revenues	$56,823,968	$14,187,825	$1,027,129	$72,038,922	$118,920,092	$64,787,887	$9,072,593	$192,780,572
Voyage expenses (including charges from related party)	(1,012,545)	(6,157,399)	(24,442)	(7,194,386)	(2,147,721)	(25,897,133)	(134,841)	(28,179,695)
Vessel operating expenses	(16,855,911)	(6,010,277)	(1,525,654)	(24,391,842)	(30,950,947)	(12,824,845)	(3,080,603)	(46,856,395)
Management fees to related parties	(3,392,350)	(934,150)	(263,500)	(4,590,000)	(4,779,000)	(1,628,800)	(487,100)	(6,894,900)
Depreciation and amortization	(6,548,429)	(1,882,036)	(386,966)	(8,817,431)	(13,391,867)	(4,382,226)	(1,058,524)	(18,832,617)
Gain on sale of vessel	—	—	—	—	—	3,222,631	—	3,222,631
Segments operating income/(loss)	$29,014,733	$(796,037)	$(1,173,433)	$27,045,263	$67,650,557	$23,277,514	$4,311,525	$95,239,596
Interest and finance costs				(1,575,438)				(5,725,243)
Interest income				7,406				58,134
Foreign exchange (losses)/gains				(536)				123,616
Less: Unallocated corporate general and administrative expenses				(2,072,791)				(4,403,724)
Less: Corporate Interest and finance costs				(211,265)				(35,138)
Less: Corporate Interest income				61,891				622,327
Less: Corporate exchange (losses)/ gains				(6,255)				6,571
Unrealized gains from equity securities				—				39,756
Other income				—				3,528
Net income and comprehensive income, before taxes				$23,248,275				$85,929,423

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

15.	Segment Information (continued):

A reconciliation of total segment assets to total assets presented in the accompanying unaudited interim consolidated balance sheets of December 31, 2021, and September 30, 2022, is as follows:

	As of December 31, 2021	As of September 30, 2022
Dry bulk segment	$314,407,704	$339,689,533
Aframax/LR2 tanker segment	104,953,507	126,855,744
Handysize tanker segment	19,093,379	20,797,746
Cash and cash equivalents (1)	23,950,795	94,299,807
Prepaid expenses and other assets (1)	508,057	919,346
Total consolidated assets	$462,913,442	$582,562,176

(1) Refers to assets of other entities (such as Castor Maritime Inc., Castor Maritime SCR Corp. etc.) included in the unaudited interim condensed consolidated financial statements.

16.	Subsequent Events:

(a)         Entry into pool agreement with V8 Pool Inc.: In the period between September 30, 2022, and October 21, 2022, the M/T Wonder Polaris, M/T Wonder Sirius, M/T Wonder Bellatrix, M/T Wonder Musica, and M/T Wonder Avior, entered into a series of separate agreements with V8 Pool Inc., a member of Navig8 Group of companies, for the participation of the vessels in the V8 plus pool, a pool operating Aframax tankers aged fifteen (15) years or more  (the “V8 Plus Pool”). The V8 Plus Pool is managed by V8 Plus Management Pte. Ltd., a company in which Petros Panagiotidis has a minority equity interest.

(b)         Acquisition of two containership vessels: On October 26, 2022, Tom S and Jerry S, the Company’s wholly owned subsidiaries, entered into two separate agreements to each acquire a 2005 German-built 2,700 TEU containership vessel, from two separate entities beneficially owned by family members of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. The purchase price for the vessel agreed to be acquired by Tom S is $25.75 million and the purchase price of the vessel agreed to be acquired by Jerry S is $25.00 million. The terms of these transactions were negotiated and approved by a special committee of disinterested and independent directors of the Company. The delivery of the vessels is expected to be take place by the end of 2022, subject to customary closing conditions.

(c)        Approval of the tanker business spin-off: On November 15, 2022, the Company’s independent disinterested directors, based on the recommendation of a special committee of disinterested independent directors, approved (i) the contribution of the Company’s subsidiaries constituting its Aframax/LR2 and Handysize tanker segments and Elektra to Toro, in exchange for various issuances of stock by Toro and (ii) the distribution of all issued and outstanding common shares of Toro to holders of common shares of Castor, which shall occur on or around December 15, 2022.